17 December 1999

Ref: 64/99

BHP ANNOUNCES IMPROVED HALF YEAR PROFIT

The Broken Hill Proprietary Company Limited (BHP) today announced an operating profit of $809 million, excluding abnormals, for the half year ended 30 November 1999, an increase of $373 million or 86 per cent compared to the same period last year.

Including abnormals, the result for the half year was $1 081 million, an increase of $645 million or 148 per cent compared to the corresponding period in 1998. There were no abnormal items reported in the 1998 half year result.

Managing Director and CEO, Paul Anderson, said: "This is a quality earnings result under difficult conditions and is a tribute to both the ongoing efforts of our employees and to our world-class assets.

"But it also demonstrates how well we must perform to be competitive. There are many challenges ahead - our profit margins remain under pressure - and we will continue to focus on improving our competitiveness in order to deliver greater shareholder value."

Mr Anderson said that the stand-out factor driving the improved profit performance was lower costs which contributed approximately $275 million (after tax) to the 1999 half year result. This included reduced interest charges derived from BHP's significantly lower average debt levels, reflecting the Company's determined efforts to pay down debt.

Lower commodity prices for most of BHP's major minerals and steel products stripped more than $295 million (after tax) from the half year result compared to the same period last year. Specifically, lower prices for iron ore and coal alone reduced the profit by $210 million (after tax).

This impact was partially offset by improved oil prices which contributed $150 million (after tax) to the profit result, compared to the same period last year. Exchange rates, mainly lower losses on currency hedging relative to the prior period, contributed net $90 million to the result.

A reduction in exploration expenditure positively impacted the net profit by a further $70 million (after tax), compared to the 1998 half year and the exit from loss-making operations such as the Hartley platinum mine, Beenup mineral sands operation and North America copper had a favourable effect of about $105 million (after tax) compared to the corresponding period.

Mr Anderson said: "The result again underlines the imperative for BHP to focus on those business factors that we can control. We must continue to work at reducing costs, optimising the operating performance of each of our businesses and adding value through improved financial management practices.

"This result signals that we are largely finished with the first phase one of rebuilding the Company; closing down the loss-making operations and putting the past behind us. The cost reductions we are achieving indicate we are beginning to make progress in phase two of our strategy, particularly in our coal operations.

"We are making significant progress with the future shape of our asset portfolio. Since September, we have sold BHP Engineering, announced the sale of our retail insurance business, WMG, and PNG petroleum assets, and we are now exploring market options for divestment of BHP Information Technology. We have also announced the restructure of our Steel business, including the planned divestment of our Long Products business," he said.

"The pace of change has been rapid and I am even more optimistic about the future of the Company than at any time since my appointment, 12 months ago. We have a new team in place, a simplified organisational structure and a strategy going forward that will build on the underlying strengths of this Company."

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Nb: The BHP Board also announced today the financial year end for the BHP Group would change from 31 May to 30 June, with effect from 30 June 2000.

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For information contact:

Media Relations: Mandy Frostick, Manager Media Relations

BHP Group

Tel: +61 3 9609 4157

Investor Relations: Dr Robert Porter, Vice President Investor Relations

Tel: +61 3 9609 3540

Pierre Hirsch

Investor Relations Manager, North America

Tel: +1 415 774 2030

E-Mail: hirsch.pierre.pl@bhp.com.au